# SCMP GROUP

82-3327

NEWSPAPER RETAIL



Direct Line 852 2680 8805
Direct Fax 852 2680 8860

BY REGISTERED POST



25 May 2004

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D.C. 20549
U.S.A.



Dear Sirs

**SCMP Group Limited (Exemption No. 33-51010)**

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Retirement and Appointment of Directors

Yours faithfully,
For and on behalf of
SCMP Group Limited

Ma. Nancy Valiente

Maria Nancy Valiente
Chief Financial Officer

Enclosures

dlw 7/2

South China Morning Post

B2 Business

25 May 2004

# SCMP Group Limited

## SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

**(Stock code: 583)**

## Announcement

The Board of Directors (the "Board") of SCMP Group Limited (the "Company") announces that Mr. Thaddeus Thomas Beczak retires by rotation pursuant to the Bye-Laws of the Company. Mr. Beczak has not offered himself for re-election and has retired from the office at the Annual General Meeting of the Company held on 24 May 2004. There is no matter relating to Mr. Beczak's retirement that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to record a note of special thanks and appreciation to Mr. Beczak for all his valuable contributions during his tenure as Director of the Company.

The Board further announces that Mr. Robert Ng Chee Siong has been appointed as Non-executive Director of the Company with effect from 24 May 2004.

Mr. Robert Ng Chee Siong, aged 51, is an Executive Director of Sino Land Company Limited ("Sino Land") since 1981 and Chairman since 1991, and was called to the Bar in 1975. He has been actively engaged in property investment and development in Hong Kong during the last 28 years and is also Chairman of Tsim Sha Tsui Properties Limited, the holding company of Sino Land. Mr. Ng is also the Chairman of Sino Hotels (Holdings) Limited, a director of Yeo Hiap Seng Limited and an independent non-executive director of The Hongkong and Shanghai Hotels, Limited.

Mr. Ng holds directorship and share interests in a number of associates of a subsidiary of certain substantial shareholders of the Company. Save as disclosed above, Mr. Ng does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, and, as at the date hereof, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract signed between the Company and Mr. Ng and no proposed length of service with the Company. Mr. Ng is subject to retirement by rotation and re-election pursuant to the Bye-Laws of the Company. He will be entitled to receive an annual director's fee of HK$100,000.

The Company takes this opportunity to welcome Mr. Ng to join the Board as an Non-executive Director.

As at the date hereof, the Board comprises Mr. Kuok Khoon Ean (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Mr. Ronald J. Arculli#, Tan Sri Dr. Khoo Kay Peng, Ms. Kuok Hui Kwong, Mr. Peter Lee Ting Chang# and Dr. The Hon. David Li Kwok Po#.

# *Independent Non-executive Director*

On behalf of the Board
**SCMP Group Limited**
**KUOK Khoon Ean**
*Chairman*

Hong Kong, 24 May 2004

* *For identification purpose only*

Ming Pao Daily News

B4

25 May 2004

# SCMP Group Limited
## SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

## 公佈

SCMP集團有限公司（「本公司」）董事會（「董事會」）宣佈，Thaddeus Thomas Beczak先生按照本公司之公司細則輪值告退。Beczak先生不再膺選連任，並已於二零零四年五月二十四日召開之本公司股東週年大會上退任。並無任何與Beczak先生退任有關的事宜須知會本公司股東。

董事會謹藉此機會就Beczak先生於擔任本公司董事期間所作出的一切努力及貢獻致以衷心謝意。

本公司董事會同時宣佈，黃志祥先生已獲委任為本公司非執行董事，自二零零四年五月二十四日起生效。

黃志祥先生，51歲，自一九八一年出任信和置業有限公司（「信和置業」）執行董事及自一九九一年出任該公司主席。黃先生於一九七五年取得大律師資格。黃先生在過去二十八年內，活躍於香港物業投資及發展，亦同時出任信和置業之控股公司尖沙咀置業集團有限公司主席。黃先生亦為信和酒店（集團）有限公司之主席和楊協成有限公司之董事，及香港上海大酒店有限公司之獨立非執行董事。

黃先生於若干本公司主要股東之一附屬公司之聯繫人持有董事職位及股份權益。除上述所披露者外，黃先生與本公司之其他董事、高層管理人員、主要股東或控股股東概無任何關係。於本公佈日，黃先生並無持有根據《證券及期貨條例》第XV部所指之本公司股份權益。

本公司與黃先生並無簽訂服務合約，亦無與本公司約定服務任期。黃先生須按照本公司之公司細則輪值告退及膺選連任，彼每年之董事酬金為100,000港元。

本公司謹此歡迎黃先生加入董事會出任非執行董事。

於本公佈日，董事會成員包括郭孔演先生（主席）、Roberto V. Ongpin先生（副主席）、夏佳理先生#、邱繼炳博士、郭惠光女士、利定昌先生#及李國寶博士#。

# *獨立非執行董事*

代表董事會
SCMP集團有限公司
*主席*
郭孔演

香港，二零零四年五月二十四日

* *僅供識別*